ACCOUNTANTS’ CONSENT

The Board of Directors
Goldcorp Inc.

We consent to the use of our report, dated February 6, 2004, included in this annual report and our Comments by Auditors for U.S. readers on Canada-U.S. Reporting Differences, also dated February 6, 2004 included in this annual report on Form 40-F.

(signed) KPMG LLP

Toronto, Canada
February 6, 2004